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                                                                    EXHIBIT 20.1


FOR IMMEDIATE RELEASE                              CONTACT:  Caren W. Steffes
Thursday, July 10, 1997                                      (281) 492-5393

                        DIAMOND OFFSHORE DRILLING, INC.
                        DECLARES TWO-FOR-ONE STOCK SPLIT
                             AND QUARTERLY DIVIDEND


         Houston, Texas, July 10, 1997 -- Diamond Offshore Drilling, Inc. (NYSE:DO) reported today that its Board of Directors has declared a two-for-one stock split in the form of a stock dividend to stockholders of record on July 24, 1997. Additional stock certificates are expected to be mailed on August 14, 1997. Following the stock split, approximately 139.3 million shares will be outstanding.

         The Board of Directors also has declared a quarterly dividend of $0.14 per common share, on the pre-split shares, payable August 7, 1997 to stockholders of record on July 24, 1997. The dividend on the pre-split shares would be the equivalent to an annual dividend rate of $0.56 per common share, or $0.28 per common share on a post-split basis.